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                      [LETTERHEAD OF PACIFIC ETHANOL, INC.]




December 1, 2005

VIA EDGAR CORRESPONDENCE
------------------------

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

     Re:  Pacific Ethanol, Inc., Reg. No. 333-127714
          ------------------------------------------

Ladies and Gentlemen:

     The Securities and Exchange Commission is hereby notified that Pacific Ethanol, Inc. (the "Company") requests pursuant to Rule 461(a) of Regulation C that Amendment No. 3 to Registration Statement on Form S-1 be declared effective at 5:00 p.m. Eastern daylight time on December 1, 2005, or as soon as practicable thereafter.

     In connection with the above request, please be advised that the Company hereby acknowledges the following:

     o should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         PACIFIC ETHANOL, INC.


                                         By: /s/ NEIL M. KOEHLER
                                            ---------------------------------
                                                 Neil M. Koehler
                                                 Chief Executive Officer